Exhibit 12.1

                       Computation of Ratio of Earnings to
                                  Fixed Charges
                                 (In Thousands)

                                                                              Three Months
                                                                                  ended            Fiscal Year ended June 30,
                                                                                ---------  -----------------------------------------
                                                                                September
                                                                                   30,
                                                                                  2004      2004    2003    2002     2001     2000
                                                                                ---------  ------  ------  ------- -------- --------
Earnings:
Pre-tax income from continuing operations before adjustment for minority
 interests in consolidated subsidiaries or income or loss from equity investees    11,954  46,598  40,595  43,918  (26,757)  10,333
Less: Losses from minority interest                                                     -       -       -    (450)  (9,106)  (2,027)
Less: Equity investment income/(loss)                                                   -       -       -       -      (83)     (19)
                                                                                ---------  -----------------------------------------
Total Earnings                                                                     11,954  46,598  40,595  43,468  (35,780)   8,287
                                                                                ---------  -----------------------------------------
Fixed Charges:
Interest Expense                                                                    5,204   7,715     238     435    1,263      133
Estimated interest component of rent Expense                                          667   2,260   2,557   2,169    2,517    1,308
                                                                                ---------  -----------------------------------------
Total Fixed Charges                                                                 5,871   9,975   2,795   2,604    3,780    1,441
                                                                                ---------  -----------------------------------------

                                                                                ---------  -----------------------------------------
Ratio of earnings to fixed charges                                                   3.04    5.67   15.52   17.69       NM     6.75
                                                                                =========  =========================================

(1) The ratio of earnings to fixed charges is computed by dividing pre-tax income from continuing operations (before adjustment for minority interests in consolidated subsidiaries and loss from equity investees) by fixed charges. Fixed charges consist of interest charges, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest. For the year ended June 30, 2001, earnings were insufficient to cover fixed charges of $3.8 million.

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